Filed by: Seaspan Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 001-32591

Subject Company: Seaspan Corporation

Date: February 14, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 14, 2020

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                No  ☒

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-151329) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) ON MAY 30, 2008;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173207) FILED WITH THE SEC ON MARCH 31, 2011;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-180895) FILED WITH THE SEC ON APRIL 24, 2012, AS AMENDED ON MARCH 22, 2013;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-189493) FILED WITH THE SEC ON JUNE 20, 2013;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-195571) FILED WITH THE SEC ON APRIL 29, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-200639) FILED WITH THE SEC ON NOVEMBER 28, 2014, AS AMENDED ON MARCH 3, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200640) FILED WITH THE SEC ON NOVEMBER 28, 2014;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-202698) FILED WITH THE SEC ON MARCH 12, 2015;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-211545) FILED WITH THE SEC ON MAY 23, 2016, AS AMENDED ON MARCH 3, 2017, MARCH 7, 2017 AND APRIL 19, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-212230) FILED WITH THE SEC ON JUNE 24, 2016;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-220176) FILED WITH THE SEC ON AUGUST 25, 2017;

•	REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-222216) FILED WITH THE SEC ON DECEMBER 21, 2017;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-224288) FILED WITH THE SEC ON APRIL 13, 2018, AS AMENDED ON MAY 3, 2018 AND MAY 7, 2018;

•	REGISTRATION STATEMENT ON FORM F-3D (FILE NO. 333-224291) FILED WITH THE SEC ON APRIL 13, 2018;

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-225681) FILED WITH THE SEC ON JUNE 15, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-227597) FILED WITH THE SEC ON SEPTEMBER 28, 2018;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-229312) FILED WITH THE SEC ON JANUARY 18, 2019;

•	REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-230524) FILED WITH THE SEC ON MARCH 27, 2019; AND

•	REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-231401) FILED WITH THE SEC ON MAY 13, 2019.

THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ATLAS CORP.:

REGISTRATION STATEMENT ON FORM F-4 (FILE NO. 333-234820) FILED WITH THE SEC ON NOVEMBER 22, 2019, AS AMENDED ON DECEMBER 31, 2019 AND JANUARY 16, 2020.

Item 1 — Information Contained in this Form 6-K Report

As previously announced, Seaspan Corporation (“Seaspan”) entered into an Agreement and Plan of Merger with Atlas Corp., a wholly owned subsidiary of Seaspan (“Atlas”), and Seaspan Holdco V Ltd., a wholly owned subsidiary of Atlas, in order to implement a reorganization of Seaspan’s corporate structure into a holding company structure, pursuant to which Seaspan will become a direct, wholly owned subsidiary of Atlas (the “Proposed Reorganization”).

As also previously announced, Seaspan intends to delist its outstanding 7.125% senior unsecured notes due 2027 (the “2027 Notes”) from the New York Stock Exchange (the “NYSE”) and to deregister the 2027 Notes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Proposed Reorganization.

In addition, in connection with the Proposed Reorganization, Seaspan intends to delist its outstanding 5.50% senior notes due 2025 and related guarantees (the “2025 Notes”) and 5.50% senior notes due 2026 and related guarantees (the “2026 Notes” and together with the 2025 Notes and the 2027 Notes, the “Notes”) from the NYSE and to deregister the 2025 Notes and the 2026 Notes under the Exchange Act. On February 27, 2020, Seaspan intends to file a Form 25 with the United States Securities and Commission (the “SEC”) with respect to the Notes, and it is expected that the last day of trading of the Notes on the NYSE will be Monday, March 9, 2020.

Seaspan has not arranged for, and does not intend to arrange for, listing and/or registration of the 2027 Notes on another national securities exchange or for quotation on another quotation medium. Seaspan intends to exercise its option to redeem the 2027 Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date. The 2025 Notes and 2026 Notes have been admitted to the official list of Euronext Dublin and are currently trading on the Global Exchange Market, the exchange regulated market of Euronext Dublin.

Seaspan issued a press release announcing its intention to delist the Notes from NYSE in connection with the Proposed Reorganization, a copy of which is attached to this Form 6-K as Exhibit 99.1.

Where to Find Additional Information

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The proxy statement/prospectus has been mailed to the holders of Seaspan shares. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. Copies of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can also be obtained without charge by accessing them on Seaspan’s website at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This report contains certain forward-looking statements (as such term is defined in Section 21E of the Exchange Act) concerning future events, including, without limitation, forward-looking statements regarding the Proposed Reorganization and the delisting and deregistration of the Notes. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this report. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential that the Proposed Reorganization is not completed when anticipated or at all; the potential that Atlas’ common and preferred shares are not accepted for listing on the NYSE; Seaspan may determine not to exercise its option to redeem the Notes on October 10, 2020 or, if it does exercise such option, may not have sufficient liquidity to effectuate such redemption; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K of Seaspan filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued by Seaspan Corporation on February 14, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 14, 2020	By:	/s/ Ryan Courson
Ryan Courson
Chief Financial Officer

Exhibit 99.1

Seaspan Announces Intention to Delist Notes from NYSE in

Connection with Previously Announced Reorganization

HONG KONG, China, February 14, 2020 – Seaspan Corporation (NYSE:SSW) announced today, in connection with its previously announced holding company reorganization (the “Proposed Reorganization”), that it intends to delist its outstanding 5.50% senior notes due 2025 and related guarantees (the “2025 Notes”) and 5.50% senior notes due 2026 and related guarantees (the “2026 Notes”) from the New York Stock Exchange (the “NYSE”) and to deregister the 2025 Notes and 2026 Notes under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Seaspan announced its intention to delist and deregister its outstanding 7.125% senior unsecured notes due 2027 (the “2027 Notes” and together with the 2025 Notes and the 2026 Notes, the “Notes”) on January 17, 2020. On February 27, 2020, Seaspan intends to file a Form 25 with the United States Securities and Commission (the “SEC”) and it is expected that the last day of trading of the Notes on the NYSE will be Monday, March 9, 2020.

In the Proposed Reorganization, Seaspan will become a wholly-owned subsidiary of a new holding company, Atlas Corp. (“Atlas”). Upon consummation of the Proposed Reorganization, all Seaspan common and preferred shares will be cancelled and the holders of such cancelled shares will receive Atlas common and preferred shares, as applicable, with the same number of shares and the same ownership percentage of the same corresponding class of Seaspan shares as they held immediately prior the Proposed Reorganization. Upon the completion of the Proposed Reorganization, Atlas intends to be deemed a “successor issuer” of Seaspan in accordance with Rule 12g-3 under the Exchange Act and Rule 414 under the Securities Act of 1933, as amended.

Seaspan has not arranged for, and does not intend to arrange for, listing and/or registration of the 2027 Notes on another national securities exchange or for quotation on another quotation medium. Seaspan intends to exercise its option to redeem the 2027 Notes on October 10, 2020, the first date for early redemption, at par plus accrued and unpaid interest to, but not including, such redemption date.

The 2025 Notes and 2026 Notes have been admitted to the official list of Euronext Dublin and are currently trading on the Global Exchange Market, the exchange regulated market of Euronext Dublin.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading ship management services. We charter our vessels primarily pursuant to long-term, fixed-rate, time charters to the world’s largest container shipping liners. Seaspan’s fleet consists of 119 containerships, including one vessel the Company has agreed to purchase, which has not yet been delivered, representing total capacity of more than 975,000 TEU. Seaspan’s current operating fleet of 118 vessels has an average age of approximately seven years and an average remaining lease period of approximately four years, on a TEU-weighted basis.

Seaspan has the following securities listed on the NYSE:

Symbol:	Description:

SSW	Class A common shares
SSW PD	Series D preferred shares
SSW PE	Series E preferred shares
SSW PG	Series G preferred shares
SSW PH	Series H preferred shares
SSW PI	Series I preferred shares
SSWA	7.125% senior unsecured notes due 2027
SSW25	5.500% senior notes due 2025
SSW26	5.500% senior notes due 2026

Where to Find Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Atlas has filed a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the Proposed Reorganization. SEASPAN’S SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED REORGANIZATION. The proxy statement/prospectus has been mailed to the holders of Seaspan shares. In addition, investors may obtain a free copy of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization, from the SEC at the SEC’s website at http://www.sec.gov after such documents have been filed with the SEC. Copies of the proxy statement/prospectus and other filings containing information about Seaspan, Atlas and the Proposed Reorganization can also be obtained without charge by accessing them on Seaspan’s website at http://www.seaspancorp.com or by contacting Seaspan Investor Relations at the address below:

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Investor Inquiries:

Mr. Bill Stormont

Investor Relations

Seaspan Corporation

Tel. +1-604-638-7240

Email: IR@seaspanltd.ca

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including, without limitation, forward-looking statements regarding the Proposed Reorganization, the delisting and deregistration of Seaspan’s securities and the redemption of the 2027 Notes. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: the potential that the Proposed Reorganization is not completed when anticipated or at all; the potential that Atlas’ common and preferred shares are not accepted for listing on the NYSE; Seaspan may determine not to exercise its option to redeem the Notes on October 10, 2020 or, if it does exercise such option, may not have sufficient liquidity to effectuate such redemption; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K of Seaspan filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

-end

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